Trella Technologies



ANNUAL REPORT

173 Clay Pond Rd.
Bourne, MA 02532
(508) 296 - 5586
www.trella.io

This Annual Report is dated April 9, 2020

BUSINESS

Overview of Company

Trella provides technical, innovative solutions to make indoor and urban farming a sustainable, long-lasting industry. The agriculture industry is changing, and we believe that urban and indoor farming are the future. Trella creates solutions to problems unique to indoor farming in responsible, energy-efficient ways that bolster the global farming community. The first step on that journey is to change the landscape of indoor farming by diversifying what can be grown in that environment.   That's why we've developed the world's first automated plant training system (TrellaGro LST™) to grow tall plants in small spaces. The device also comes equipped with various sensors to monitor environmental conditions vs. plant growth rate. The unit can be controlled and monitored remotely via the TrellaGro LST app. Through the use of machine learning algorithms, the data can be refined and returned to the user for their benefit, as well as our strategic partners and the global research community.

Competitors and industry

At this time, we are the world's first and only AUTOMATED plant training solution. Existing methods rely on manual user interaction which requires time and skill. We are patent-pending both in the US and Internationally.

We'll make an impact in two markets:
1. Vertical Indoor Farming:
-Increase in urban population and food shortages
-Need for year-round production
-Increase risk to crops from natural catastrophes
Global Market Size: $4.1B by 2020
Global Market Size: $12.8B by 2026
Sources:
https://gminsights.wordpress.com/2017/05/24/vertical-farming-market/
https://globenewswire.com/news-release/2017/05/17/986832/0/en/Vertical-Farming-Market-to-exceed-13bn-by-2024-Global-Market-Insights-Inc.html
https://www.statista.com/statistics/487666/projection-vertical-farming-market-worldwide/

2. Ancillary Cannabis Industry (Technology):
-Legalization on a global rise, leading to increased competition for commercial growers and a need for sustainability and efficiency
-Indoor farming methods usually mandated by local regulators for added security.
-regulations for residential growers based on plant count, therefore growers need to get high yield per plant

Global Spending = $57B by 2027 (to compare the US market in 2017 hit 9.2B. Some companies invest up to 80% of their profits, much of that to keep up with technology)

Global Cannabis Cultivation Market - $ 45.4B by 2026

Sources:

https://www.forbes.com/sites/thomaspellechia/2018/03/01/double-digit-billions-puts-north-america-in-the-worldwide-cannabis-market-lead/#517c65df6510

https://hightimes.com/grow/higher-tech-the-geeks-are-taking-over-the-cannabis-industry/

https://www.grandviewresearch.com/press-release/global-cannabis-cultivation-market

Current Development Stage and Future Roadmap

We've completed our fifth design revision and grow trial and completed the design of Version 6. Since early 2017, we've designed and built five prototypes. A plant growth trial was conducted for each prototype design, with improvement and modifications made along the way. Provisional patents were filed in April of 2017, followed by the filing of a US Utility Patent and Foreign PCT application in April of 2018. Our device also comes with a software application to allow the user to track plant growth rate vs the environmental conditions. The data will be mined and refined for usability via machine learning algorithms. This is currently under early stage development for web-based applications.

The company did not disclose its design to the public until April 2018 (after intellectual property protection). During the summer of 2018, the company launched a donation-based crowdfunding campaign on Indiegogo to raise additional capital. In 2019, we launched our Reg CF campaign. During this time, we also received feedback from our target market to improve our design, marketing, and brand development. With this feedback, we decided to refine our design to improve its performance and scalability for commercial use (Version 6). Currently, we're in the early production phase for Version 6 and working closely with our contract manufacturer for our next build. The units we're manufacturing will be delivered to our Elite R&D partners. The data used from our Elite R&D partners will be useful for the continued development of our web-based application and our AutoSync LED™ feature.

The main goal for 2020: showcase our product working in a commercial style environment for marketing purposes (educational and adoption). Successful grow trial demonstrations (by our Elite R&D Partners) will lead to market acceptance in order to obtain sales for revenue generation. For 2020, revenue will be generated from the sale of TrellaGro LST units with an MSRP between $5k-$7k depending on the size of the Model and added features. Additional revenue can also be generated via service contracts, as well as leasing access to mined data for machine learning (AI) purposes.

Between 2018 and 2019 we raised $58,979 of funds via convertible promissory notes. These notes convert to Class B Units when the Company raises $4,070,000.00 in a qualified equity financing, if such financing takes place prior to the notes' maturity date of March 1 2021. These notes convert to Class B Units at a valuation cap of $30,000,000.00, discounted by 20%. The rights, duties, powers and obligations of our Class B Units are described more fully in our initial Offering Statement on file with the SEC and our Regulation CF Portal.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Year ended December 31, 2017 compared to year ended December 31, 2018

Revenue: Revenue for fiscal year 2018 was $68 about flat compared to fiscal year 2017, as we were pre-revenue. Through a donation based crowdfunding campaign, we received $19,947 as additional income.

Cost of sales: Cost of sales is attributed to sub-contractor fees for engineering design and development (BETA design, industrial/UX design, and software/database development).

Gross margins: Not applicable as income was not generated from actual product sales.

Expenses: The Company's expenses consist of, among other things, prototyping materials and equipment, fees for professional services (patents, prior art research), research and development expenses and engineering consulting fees. There was a noteable increase in expenses for US and Foreign utility patent filing (Professional Fees of $16,421 in 2018 vs.

$6,205) as well as marketing and advertising for brand development ($8,931 in 2018 vs. $100).

Year ended December 31, 2018 compared to year ended December 31, 2019

Revenue: Revenue for the fiscal year of 2019 was flat with "other income" from BU/GLP pitch contest $10,000 cash prize. In late 2019, we decided to delay our go-to-market strategy to prioritize our target to the commercial market (vs. residential). This pivot includes our Elite R&D partnership program which launched in early 2020. This program is designed to foster relationships with both commercial and educational institutions as early-adopters which can lead future sales to meet our 2020 goal. To date, we've received genuine interest from several commercial cultivators and we're currently negotiating contracts with one university (cannabis research) and commercial cultivators (recreational/medical cannabis/hemp and fruiting plants).

Cost of sales: Cost of sales includes subcontractor fees for further product development of our Version 6 model. The majority of efforts were spent modifying the design to meet the needs of our commercial clients, to complete the design for the manufacturing process and determine tooling and manufacturing costs with our suppliers and contract manufacturer.

Gross margins: Not applicable as income was not generated from product sales.

Expenses: The Company's expenses consist of, among other things, advertising and marketing, prototyping materials and equipment, fees for professional services (foreign PCT applications), research and development expenses and engineering consulting fees. To date founders' salary = $0.

Historical Results and Cash Flows

Historial results and cash flows are not representative of what investors should expect in the future as they are pre-revenue. Based on our business plan and projections we anticipate revenue generation from product related sales in 2020.

See Exhibit A for financial statements.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $4,491 [*The Company intends to raise additional funds through an equity financing round*.]

Debt

Promissory Note: During 2019, the company authorized issuance of promissory note in the amount up to $ 3,000,000. Maturity date is 24 months from the initial closing, unless earlier conversion and bear interest rate of 10% per annum based on a 365-day year. As part of the debt raising, the Company incurred debt issuance costs of $5,169, which was classified as a liability. The debt issuance costs are amortized over the term of the loan. As of December 12, 2019, the outstanding amount of convertible promissory note was $ 58,979, interest accrued was $ 2,328, and debt issuance costs were $2,584.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Aja N. Atwood
Principal Occupation: CEO
    Employer: Trella Technologies
    Dates of Service: November 11, 2016 - present
    Hours worked at Principal Occupation: Full-time
    Salary to date: $0

Positions and offices currently held with the issuer:
    Position: CEO & Co-founder of Trella Technologies
    Dates of Service: November 11, 2016 - present
    Responsibilities: Company mission, project management/goal setting, accounting, public/investor relations, patent management, product scope, cultivation and grow trial management.

Other business experience in the past three years:
    Employer: Liberty Mutual
    Title: Global Nat Cat Practice Leader
    Dates of Service: January 1, 2017 - April 4, 2019
    Responsibilities: Subject matter expert for natural catastrophe risk engineering for commercial properties and businesses.

    Company: Everblume, LLC
    Title: Chief Technology Officer, Co-founder
    Dates of Service: January 1, 2015 - July 1, 2016
    Responsibilities: Product/prototype development, cultivation, research and development and organizational management.

Name: Andres Chamorro III

Principal Occupation: Product Development Consultant
    Employer: Medical Device Company
    Dates of Service: December 1, 2014 - present

Hours worked at Principal Occupation: 40

Positions and offices currently held with the issuer:
      Position: VP of Engineering & Co-founder
      Dates of Service: November 3, 2016 - present
      Responsibilities: To provide advisory support for items related to hardware engineering, patent guidance, IT, custom prototyping, hardware fabrication.
      Salary to date: $0

Other business experience in the past three years:
      Employer: Medical Device Company
      Title: Product Development Consultant
      Dates of Service: December 1, 2014 - present
      Responsibilities: Mainly focused on DFM, vendor selection and support, and design transfer to contract manufacturers.

# of employees/freelancers/contractors: 8 (operations, marketing, engineering, fabrication)

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Class A Units and our Class B Units, our only outstanding classes of Membership Units as of December 31, 2019 , by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Membership Units, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Unitholder Name	Number of Units	Percentage Interest
CLASS A UNITS		
Aja N. Atwood	730,000	73%
Andres Chamorro III	270,000	27%
CLASS B UNITS		
Andrew Keener	7,250	RESERVED
Joshua Madden	5,250	RESERVED

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

Our business is organized in the form of a limited liability and so we refer to the units representing beneficial ownership interests in the Company as Membership Units. Our authorized Membership Units consist of 2,000,000 Membership Units, 1,000,000 of which is our Class A Units, par value $0.0000, and 1,000,000 of which is our Class B Units, par value $0.000. As of December 31, 2019. All of our Class A Membership Units are issued and outstanding and 12,500 of our Class B Membership Units are issued and reserved.,

Our Class A Membership Units are entitled to participate in votes and receive dividends, a liquidation preference, redemption upon sale of the company, and all other rights, duties, powers and obligations of our Class A Membership Units as set forth in our initial filings with the Commission. Our Class B Membership Units are entitled to receive dividends and are entitled to redemption upon sale of the company, a liquidation preference that is subordinate to the liquidation preference of our Class A Membership Units, and all other rights, duties, powers and obligations of our Class B Membership Units as set forth in our initial filings with the Commission.

 What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

<u>Dilution</u>

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock (or comparable events involving Membership Units, however styled).
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The Membership Units sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2020.

Trella Technologies

By   /s/ _____ 4/13/2020

        Name: Aja Atwood

        Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Aja N. Atwood Principal Executive Officer of Trella Technologies, LLC, hereby certify that the financial statements of Trella Technologies, LLC included in this Report are true and complete in all material respects.

Aja N. Atwood   _____   4/13/2020

Principal Executive Officer

TRELLA TECHNOLOGIES, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Trella Technologies, LLC
Mashpee, Massachusetts

We have reviewed the accompanying financial statements of Trella Technologies, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 6, 2020
Los Angeles, California

Trella Technologies, LLC
BALANCE SHEET
(Unaudited)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	4,491	$	15,938
Other current assets		-		-
Total current assets		**4,491**		**15,938**
Property and equipment, net		2,358		3,180
Total assets	$	**6,849**	$	**19,118**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Other current liabilities	$	2,328		-
Total current liabilities		**2,328**		**-**
Convertible notes		56,396		-
Total liabilities		**58,723**		**-**
MEMBERS' EQUITY				
Members equity		35,889		63,138
Net Income		(87,763)		(44,020)
Total members' equity		**(51,874)**		**19,118**
Total liabilities and members' equity	$	**6,849**	$	**19,118**

See accompanying notes to financial statements.

Trella Technologies, LLC
STATEMENTS OF OPERATIONS
(Unaudited)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	-	68
Cost of goods sold	1,998	-
Gross profit	(1,998)	68
Operating expenses		
General and administrative	69,148	55,644
Sales and marketing	24,290	8,391
Total operating expenses	93,438	64,035
Operating income/(loss)	(95,436)	(63,967)
Interest expense	2,328	-
Other Loss/(Income)	(10,000)	(19,947)
Income/(Loss) before provision for income taxes	(87,763)	(44,020)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(87,763)**	**(44,020)**

See accompanying notes to financial statements.

Trella Technologies, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

(in , $US)		Total Members' Equity
Balance—December 31, 2017	**$**	**7,447**
Net income/(loss)		(44,020)
Member contribution		55,691
Balance—December 31, 2018	**$**	**19,118**
Net income/(loss)		(87,763)
Member contribution		16,771
Balance—December 31, 2019	**$**	**(51,874)**

See accompanying notes to financial statements.

Trella Technologies, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(87,763)	$	(44,020)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		822		597
Amortization of debt issuance costs		2,584		
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		-		-
Other current liabilities		2,328		-
Net cash provided/(used) by operating activities		**(82,029)**		**(43,423)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(1,500)
Net cash provided/(used) in investing activities		**-**		**(1,500)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Convertible notes		58,980		-
Payment related to debt issuance costs		(5,169)		
Member contribution		16,771		55,691
Net cash provided/(used) by financing activities		**70,582**		**55,691**
Change in cash		(11,447)		10,767
Cash—beginning of year		15,938		5,171
Cash—end of year	$	**4,491**	$	**15,938**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Trella Technologies, LLC was formed on November 3, 2016 in the state of Massachusetts. The financial statements of Trella Technologies, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Bourne, Massachusetts.

Trella Technologies provides technical, innovative solutions to make indoor and urban farming a sustainable, long-lasting industry. The new concept of growing plants horizontally was invented which was opposite to the existing methods that were mostly manual, labor-intensive, and inefficient. The two prototyped, built (and built again) what would become Trella Technologies' unique plant-training solution, the Trella Gro LST.

The TrellaGro LST is an automated low-stress training solution to grow tall plants in small spaces. TrellaGro LST has multiple applications. Our system helps indoor cultivators (including residential and commercial growers) grow taller/fruit-bearing crops in spaces that were previously problematic due to height constraints: spaces with low ceilings, or vertical/stacked arrangements like those found in urban farms, freight containers, basements, grow tents and closets.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues primarily from the sale of products and services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 6, 2020 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year. There was no material impact on the financial statements.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Accrued interest	2,328	-
Total Other Current Liabilities	$ 2,328	$ -

4.   PROPERTY AND EQUIPMENT

As of December 31, 2019 and December 31, 2018, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Computer & Office Equipment	2,770	2,770
Growing Equipment	1,338	1,338
Accumulated depreciation	(1,749)	(928)
Property and Equipment, Net	$ 2,358	$ 3,180

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 totaled $822. Depreciation expense for property and equipment for the fiscal year ended December 31, 2018 totaled $597.

5.   MEMBERS' EQUITY

The current ownership percentage of the members are as follows:

As of Year Ended December 31, 2019	
Member's name	Ownership percentage
Aja N. Atwood	73%
Andres Chamorro III	27%
TOTAL	100%

6.   DEBT

Promissory Note

During 2019, the company authorized issuance of promissory note in the amount up to $ 3,000,000. Maturity date is 24 months from the initial closing, unless earlier conversion and bear interest rate of 10% per annum based on a 365-day year. As part of the debt raising, the Company incurred debt issuance costs of $5,169, which was classified as a liability. The debt issuance costs are amortized over the term of the loan. As of December 12, 2019, the outstanding amount of convertible promissory note was $ 58,979, interest accrued was $ 2,328, and debt issuance costs were $2,584.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

<u>Litigation and Claims</u>

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through March 6, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has an accumulated deficit of $87,763 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.